Exhibit 21.1

Entity	Jurisdiction
MingZhu Investment Limited	British Virgin Islands
YGMZ (Hong Kong) Limited	Hong Kong
Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	People’s Republic of China
Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd.	People’s Republic of China
Shenzhen Pengcheng Shengshi Logistics Co., Ltd.	People’s Republic of China